Titan Medical Granted U.S. Patent for Instrument Insertion and Positioning in
Single-Port Robotic Surgery

TORONTO, Aug. 28, 2018 -- Titan Medical Inc. (TSX: TMD) (Nasdaq: TMDI) (“Titan” or the “Company”), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces that it has been granted U.S. Patent No. 10,058,396, titled “System and Apparatus for Insertion of an Instrument Into a Body Cavity for Performing a Surgical Procedure.” The patent covers technology that advances the ease of use and positioning of robotic surgical systems, including single-port robotic surgical systems such as the Company’s SPORT Surgical System. The technology was developed internally at Titan and was led by Dr. Perry Genova, the Company’s Senior Vice-President of R&D.

“The granting of this U.S. patent further enhances Titan’s intellectual property position in single-port robotic surgery. We developed this technology to provide augmented data to surgeons and bedside assistants to help facilitate safer instrument insertion and system positioning, as well as to provide optimal instrument range-of-motion during surgical procedures. This technology builds on Titan’s leading expertise in single-port robotic surgery,” commented David McNally, President and CEO of Titan Medical. “I commend Dr. Genova for his technical thought-leadership and congratulate him as being the lead inventor on this granted patent. We believe the unique attributes presented in the patented technology will further enable successful single-port robotic surgery by providing relevant operative field information for surgeons and bedside assistants, ultimately benefitting the patients for whom this technology is being developed.”

The Company envisions expanding its patent portfolio with the filing of foreign patent applications of similar scope. With the issuance of this patent, the Company has 26 issued patents and 60 pending patent applications worldwide.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
     or
Bruce Voss
(310) 691-7100
bvoss@lhai.com